

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

March 29, 2017

Via E-Mail
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re:** **Senior Housing Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-15319**

Dear Mr. Siedel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities